EXHIBIT 99.1

FINRA CLEARS RULE 15C2-11 SUBMISSION AND ISSUES
SYMBOL – PCFTF

VANCOUVER, BC, Canada – April 24, 2014 – Pacific Therapeutics Ltd. (CSE: PT) (OTCQB: PCFTF) (Frankfurt: 1P3) (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing FDA approved drugs for large markets. The Company’s lead programs focus on erectile dysfunction and diseases of excessive scarring (fibrosis) which are $1 billion plus market opportunities.

The Company is pleased to announce that the Financial Industry Regulatory Authority (FINRA) has approved the Company’s rule 15c2-11 submission as filed by the market maker Wilson-Davis & Co. The shares are quoted on the OTC Markets QB using the symbol PCFTF.

Doug Unwin CEO and President of the Company stated “having our shares quoted in the United States is the attainment of yet another of our stated milestones and is one step further towards our goal of increasing the Company’s visibility in US equity markets as well as increasing the liquidity of the Company’s shares”.

ABOUT PACIFIC THERAPEUTICS LTD.

The Company’s strategy includes reformulating approved drugs to increase efficacy and patient compliance, while reducing side effects, as well as completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations. This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles.

Pacific Therapeutics Ltd. lead drug candidate for fibrosis (progressive scarring of the organ), PTL-202 is a combination of Pentoxifylline an FDA approved drug and N-Acetyl-Cysteine (NAC) an amino acid and an extremely potent and important antioxidant. The Company has completed an initial clinical trial of the combination with positive results. “It’s estimated that 45 % of all deaths are related to fibrotic changes” World Health Organization Feb, 2008.

Worldwide, there are over 5,000,000 people living with Idiopathic Pulmonary Fibrosis (IPF), (IPF Coalition). IPF therapy sales across the US, France, Germany, Italy, Spain, and the UK to rise to over $1.1 billion by 2017, at a Compound Annual Growth Rate (CAGR) of 86.6% (RnR Market Research, 2013). IPF kills more patients per year than either prostate or breast cancer.

In 2011 the total market for drugs to treat erectile dysfunction (“ED”) exceeded $5 billion. Pacific Therapeutics Ltd. has finalized a license to an oral dissolving technology (“sublingual formulation”) of an approved drug to treat erectile dysfunction (ED).

Sales of the market leader alone exceeded $1.9 billion in 2011. The sublingual formulation may improve on existing drugs for erectile dysfunction potentially acting faster and with fewer side effects. As large pharmaceutical companies lose their patents on these drugs the opportunity has developed for innovative formulations of drugs for ED. This is a very exciting development for Pacific Therapeutics Ltd. as it shortens the time to market for the Company’s first product and may add significantly to future revenues.

The Company plans to build on the already significant development of the sublingual treatment with the initiation of a pivotal Bioequivalence trial. With successful results from this trial the Company will begin the application for marketing approval.

For further information visit our website at www.pacifictherapeutics.com  or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.